                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Paper Warehouse, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   698941-10-1
                                 (CUSIP Number)

                                Yale T. Dolginow
                              Paper Warehouse, Inc.
                            7630 Excelsior Boulevard
                              Minneapolis, MN 55426
                                 (952) 936-1000
          ------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 With a copy to:

                            Bruce A. Machmeier, Esq.
                        Oppenheimer Wolff & Donnelly LLP
                                 3300 Plaza VII
                               45 South 7th Street
                              Minneapolis, MN 55402

                                December 31, 2000
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.


Note: Schedules filed in paper formats shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                                  SCHEDULE 13D
-------------------------                              -------------------------
Cusip No. 698941 10 1                                          Page 2 of 5 Pages
--------------------------------------------------------------------------------
     1
              Name of Reporting Persons
              S.S. or I.R.S. Identification No. of Above Persons

              Yale T. Dolginow
--------------------------------------------------------------------------------
     2
              Check the Appropriate Box if a Member of a Group           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC Use Only
--------------------------------------------------------------------------------
     4        Source of Funds

              PF
--------------------------------------------------------------------------------
     5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
     6        Citizenship or Place of Organization

              United States of America
--------------------------------------------------------------------------------
                        7       Sole Voting Power

    Number of                   2,586,454
      Shares      --------------------------------------------------------------
   Beneficially         8       Shared Voting Power
      owned
     by each                    0
    reporting     --------------------------------------------------------------
   person with:         9       Sole Dispositive Power

                                2,586,454
                  --------------------------------------------------------------
                       10        Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
     11        Aggregate Amount Beneficially Owned by Each Reporting Person

               2,586,454
--------------------------------------------------------------------------------
      12      Check Box if the Aggregate amount in Row (11) Excludes Certain
              Shares        / /
--------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row (11)

              45.5%
--------------------------------------------------------------------------------
     14       Type of Reporting Person

              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

     Pursuant to Rule 13d-2(a), this Schedule 13D amends Mr. Dolginow's Amendment No. 1 to Schedule 13G dated November 23, 1998.

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $.01 per share of Paper Warehouse, Inc., a Minnesota corporation. The address of the principal executive offices of Paper Warehouse is 7630 Excelsior Boulevard, Minneapolis, MN 55426.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is being filed by and on behalf of Yale T. Dolginow.

     (b) Mr. Dolginow's principal business and office address is 7630 Excelsior Boulevard, Minneapolis, MN 55426.

     (c) Mr. Dolginow currently is the Chairman of the Board and the Chief Executive Officer of Paper Warehouse.

     (d) - (e) During the last five years, Mr. Dolginow has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Dolglinow is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 31, 2000, Mr. Dolginow exercised share purchase rights to purchase an aggregate of 619,011 shares of common stock of Paper Warehouse pursuant to a shareholder rights plan, at a sales price of $1.25 per share (including brokers' commissions), an aggregate sales price of $773,763.75. Mr. Dolginow paid cash for these shares and no funds used to purchase these shares were borrowed.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Dolginow purchased the shares because he believes the market price of the common stock is significantly undervalued, making it a good investment. Mr. Dolginow reserves the right to exercise any and all of his respective rights as a shareholder of Paper Warehouse (including any potential future acquisition or disposition of shares) in any manner consistent with his equity interest and as permitted by applicable law.

     On February 12, 2001, Paper Warehouse announced that it had received notification from the Nasdaq Stock Market that it is not in compliance with the Nasdaq SmallCap Market's maintenance standards. Paper Warehouse's common stock must trade above $1.00 for a least 10 consecutive trading days prior to May 2, 2001. If Paper Warehouse's common stock does not trade at this level for the required time period, Nasdaq could delist the common stock as early as the opening of business on May 3, 2001. If Paper Warehouse does not satisfy this maintenance requirement, Paper Warehouse may decide to apply for inclusion on the Over-the-Counter Bulletin Board or Paper Warehouse may appeal the delisting decision by Nasdaq.

     As of the date hereof, except as noted in the above preceding paragraph, Mr. Dolginow has no plans or proposals regarding:

     (i) Any extraordinary corporate transaction such as a merger, reorganization or liquidation involving Paper Warehouse or any of its securities;

     (ii) A sale or transfer of a material amount of assets of Paper Warehouse or any of its subsidiaries;

     (iii) Any change in the present Board of Directors or management of Paper Warehouse, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (iv) Any material change in the present capitalization or dividend policy of Paper Warehouse;

     (v) Any other material change in Paper Warehouse's business or corporate structure;

     (vi) Changes in Paper Warehouse's charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of Paper Warehouse by any person;

     (vii) Causing a class of securities of Paper Warehouse to be delisted from a national securities exchange or to cease to be authorized to be quoted in the New York Stock Exchange market;

     (viii) A class of the equity securities of Paper Warehouse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (ix) Any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of December 31, 2000, Mr. Dolginow beneficially owned 2,586,454 shares (45.5% of the common stock, including an aggregate of 397,900 shares held in trust for the benefit of Mr. Dolginow's daughters and an option to purchase 50,000 shares of common stock) based upon 5,639,652 shares outstanding on December 8, 2000, as reported in Paper Warehouse's most recent Form 10-Q filed on December 8, 2000.

     (b) Mr. Dolginow has sole voting and dispositive power with respect to the 2,536,454 shares of common stock owned of record by Mr. Dolginow.

     (c) See the disclosure under Item 5(a) above.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Dolginow entered into a Stock Option Agreement, effective as of January 31, 1992 with Martin A. Mayer, a director of Paper Warehouse, pursuant to which Mr. Mayer has an option to purchase 38,323 shares of common stock at an exercise price of $.52 per share. Such Stock Option Agreement expires on September 30, 2011.

     Except as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Dolginow and any other person with respect to any securities of Paper Warehouse.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 10.1 Stock Option Agreement, effective as of January 31, 1992, between Yale T. Dolginow and Martin A. Mayer (filed herewith electronically).

         Exhibit 10.2    Stock Option Agreement between Paper Warehouse and Yale
                         T. Dolginow (filed herewith electronically).


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  February 15, 2001           /s/ Yale T. Dolginow
                                    ------------------------------------
                                    Yale T. Dolginow

                             STOCK OPTION AGREEMENT

     This STOCK OPTION AGREEMENT is made effective as of the 31st day of January, 1992, by and between Martin A. Mayer ("Mayer") and Yale T. Dolginow ("Dolginow").

                                   BACKGROUND

     WHEREAS, Paper Warehouse, Inc., a Minnesota corporation (the "Company"), is in the business of retailing paper supplies and party goods (the "Business"); and

     WHEREAS, in September 1991 (the "Effective Date"), in connection with services Mayer rendered and agreed to render in the future to the Company and Dolginow, Dolginow orally granted Mayer an option to purchase two percent of the shares of the Company's outstanding common stock (the "Oral Agreement"); and

     WHEREAS, in May 1991 the Oral Agreement was revised to provide that the option granted by Dolginow to Mayer was to purchase two percent of the shares of the Company's common stock owned beneficially by shareholders of the Company other than Brent D. Schlosser; and

     WHEREAS, as of January 31, 1992 shareholders of the Company other than Brent D. Schlosser owned, beneficially and of record, 51,007 shares of the common stock of the Company, without giving effect to the subsequent Stock Split (as defined below); and

     WHEREAS, in September 1997 the Company effected a 37.57217275-for-1 stock split (the "Stock Split"); and

     WHEREAS, Mayer and Dolginow desire to reduce to writing and document the Oral Agreement as set forth in this Agreement.

     NOW, THEREFORE, in consideration of the foregoing, of the mutual promises of the parties hereto and of other good and valuable consideration the receipt and sufficiency of which hereby are acknowledged, the parties agree as follows:

     1. GRANT OF OPTION. Pursuant to the Oral Agreement, Dolginow granted Mayer an option to purchase 1,020 shares of the Company's common stock on the Effective Date at an option price of $19.57 per share (the "Option") in connection with the Services (as defined below) to be performed by Mayer for the Company, without giving effect to the Stock Split. Dolginow and Mayer further acknowledge that the Option, as adjusted for the Stock Split, is for 38,323 shares of the Company's common stock at an option price of $.52 per share.

     2. SERVICES. In continuing fulfillment of his obligation under the Oral Agreement and in fulfillment of his obligation in this Agreement, Mayer shall continue to provide management, financial planning, operational, strategic planning, tax planning and other consulting and advising services to the Company through the ten (10) year period following the Effective Date. These services shall include but not be limited to consulting and advising the Company regarding matters associated with tax planning and financial planning as well as advising the Company as follows: (i) in the retail and wholesale aspects of the Business, (ii) with respect to product choice and mix, and (iii) in connection with the franchise operations of the Business. The services set forth in this section will be referred to as the "Services". Mayer is only obligated to perform the Services to the extent they do not interfere with his ability to enjoy a regular occupation and Mayer may perform the Services via telephone.

     3. TERM OF OPTION. The Option shall be exercisable at any time during the period ending on September 30, 2011; provided, however, that in the event of Mayer's death, the Option will remain exercisable for 12 months after the date of death (but in no event later than September 30, 2011), and will thereafter terminate.

     4. METHOD OF EXERCISING OPTION. Subject to the terms and conditions of this Agreement, the Option may be exercised by giving written notice of exercise signed by Mayer to Dolginow at the principal office of the Company, specifying the number of shares to be purchased and by paying in full the purchase price for the number of shares of stock with respect to which the Option is exercised. Such purchase price shall be paid in cash. In addition, Mayer shall, upon notification of the amount due and prior to or concurrently with the delivery to Mayer of a certificate representing shares issued pursuant to the Option exercised, pay promptly an amount sufficient to satisfy applicable federal, state and local tax requirements. In the event the Option shall be exercised by any person other than Mayer, as provided by Section 6 below, such notice shall be accompanied by appropriate proof of the right of such person to exercise the Option. Neither the Company nor Dolginow has any obligation to deliver shares upon exercise of the Option until such shares are qualified for delivery under such laws and regulations as may be deemed by the Company to be applicable thereto.

     5. NO THIRD PARTY BENEFICIARIES. Nothing contained herein is intended or shall be construed as conferring upon or giving to any person, firm or corporation other than the parties hereto any rights or benefits under or by reason of this Agreement.

     6. RESTRICTIONS ON TRANSFER. Except pursuant to testamentary will or the laws of descent and distribution, no right or interest of Mayer in this Option prior to exercise may be assigned or transferred, or subjected to any lien, during Mayer's lifetime, either voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise. Mayer will, however, be entitled to designate a beneficiary to receive this Option upon his death, and, in the event of his death, exercise of this Option (to the extent permitted pursuant to Section 3 of this Option) may be made by Mayer's legal representatives, heirs and legatees.

     7. CAPITAL ADJUSTMENTS. In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin-off), or any other change in the corporate structure or shares of the Company after June __ 1998, the Board of Directors of the Company (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation), in order to prevent dilution or enlargement of the rights of the holder of the Option, will make appropriate adjustment (which determination will be conclusive) as to the number and kind of securities or other property (including cash) subject to, and the exercise price of, the Option.

     8. DIVIDENDS. All cash dividends paid on the shares of common stock subject to the Option prior to the date on which the Option is exercised will belong to Dolginow absolutely.

     9. ENTIRE AGREEMENT. This Agreement, which memorializes the Oral Agreement, embodies the entire agreement made between the parties hereto with respect to the matters covered herein and shall not be modified except by a writing signed by the party to be charged.

     10. GOVERNING LAW. This Agreement, in its interpretation and effect, shall be governed by the laws of the State of Minnesota applicable to contracts executed and to be performed therein.

     11. RIGHTS OF OPTION HOLDER. Mayer, as holder of the Option, shall not have any of the rights of a shareholder with respect to the Shares covered by the Option except to the extent that one or more certificates for such Shares shall be delivered to him upon the due exercise of the Option.

     12. INVESTMENT REPRESENTATION AND CERTIFICATE. Prior to the receipt of any certificates pursuant to the exercise of the Option granted hereunder, Mayer shall agree to hold the Shares acquired by exercise of the Option for investment and not with a view to resale or distribution thereof to the public, and shall deliver to the Company a certificate to that effect.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement this 24 day of May, 1999 to be effective as of the Effective Date.


                                      /s/ Yale T. Dolgniow
                                      --------------------------------------
                                      Yale T. Dolginow


                                      /s/ Martin A. Mayer
                                      --------------------------------------
                                      Martin A. Mayer

                        INCENTIVE STOCK OPTION AGREEMENT

     THIS AGREEMENT is entered into and effective as of April 14, 2000 (the "DATE OF GRANT"), by and between Paper Warehouse, Inc., a Minnesota corporation (the "COMPANY") and Yale Dolginow (the "OPTIONEE").

     A. The Company has adopted the Paper Warehouse, Inc. 1997 Stock Option and Compensation Plan, as amended (the "PLAN") authorizing the Compensation Committee of the Board of Directors (the "BOARD") of the Company (the "COMMITTEE"), to grant stock awards to eligible employees (including officers, directors, non-employee directors, consultants and independent contractors) of the Company.

     B. The Company desires to increase shareholder value and to advance the interests of the Company by furnishing to the Optionee an added incentive designed to attract, retain and motivate Optionee by granting to the Optionee an option to purchase shares of common stock of the Company pursuant to the Plan.

     Accordingly, the parties agree as follows:

1.   GRANT OF OPTION.

     The Company hereby grants to the Optionee the right, privilege, and option (the "OPTION") to purchase 50,000 shares (the "OPTION SHARES") of the Company's common stock, $0.01 par value (the "COMMON STOCK"), according to the terms and subject to the conditions hereinafter set forth and as set forth in the Plan. Subject to Section 10 of this Agreement, the Option is intended to be an "incentive stock option," as that term is used in Section 422 of the Internal Revenue Code of 1986, as amended (the "CODE").

2.   OPTION EXERCISE PRICE.

     The per share price to be paid by Optionee in the event of an exercise of the Option will be $0.97.

3.   DURATION OF OPTION AND TIME OF EXERCISE.

     3.1 INITIAL PERIOD OF EXERCISABILITY. The Option will become exercisable, on a cumulative basis, with respect to 16,666 shares on the first anniversary of the Date of Grant and 16,667 shares on the second and third anniversaries of the Date of Grant. The foregoing rights to exercise this Option will be cumulative with respect to the Option Shares becoming exercisable on each such date, but in no event will this Option be exercisable after, and this Option will become void and expire as to all unexercised Option Shares at, 5:00 p.m. (Minneapolis, Minnesota time) on April 15, 2010 (the "TIME OF TERMINATION").

     3.2 TERMINATION OF EMPLOYMENT OR OTHER SERVICE.

          (a) TERMINATION DUE TO DEATH, DISABILITY OR RETIREMENT. In the event the Optionee's employment or other service with the Company is terminated by reason of death, Disability or Retirement, this Option will remain exercisable, to the extent exercisable as of the date of such termination, for a period of one year after such termination (but in no event after the Time of Termination). For purposes of this Agreement, the term "DISABILITY" means the disability of the Optionee such as would entitle the Optionee to receive disability income benefits pursuant to the long-term disability plan of the Company then covering the Optionee or, if no such plan exists or is applicable to the Optionee, the permanent and total disability of the Optionee within the meaning of Section 22(e)(3) of the Code. For purposes of this Agreement, the term "RETIREMENT" means termination of employment or other service pursuant to and in accordance with the regular (or, if approved by the Board for purposes of the Plan, early) retirement/pension plan or practice of the Company then covering the Optionee, provided that if the Optionee is not covered by any such plan or practice, the Optionee will be deemed to be covered by the Company's plan or practice for purposes of this determination.

          (b) TERMINATION DUE TO REMOVAL OR FAILURE TO BE RE-NOMINATED OR RE-ELECTED TO THE BOARD. If the Optionee received the Option for services as a non-employee director and he ceases to be such a director of the Company by reason of Optionee's removal from the Board by the Company's shareholders or failure to be re-nominated or re-elected to the Board for any reason, this Option will become immediately exercisable in full and remain exercisable for a period of three years after such termination (but in no event after the Time of Termination).

          (c) TERMINATION DUE TO VOLUNTARY RESIGNATION. If the Optionee received the Option for services as a non-employee director and he ceases to be such a director of the Company by reason of Optionee's voluntary resignation from the Board, this Option will become immediately exercisable in full and remain exercisable for a period of three years after such termination (but in no event after the Time of Termination); provided however, that a majority of the Board (excluding the Optionee) agrees to accelerate the vesting of this Option and determines in good faith that such acceleration is in the best interests of the Company.

          (d) TERMINATION FOR REASONS OTHER THAN DEATH, DISABILITY, RETIREMENT, VOLUNTARY RESIGNATION OR REMOVAL FROM THE BOARD. In the event that the Optionee's employment with the Company is terminated for any reason other than removal from the Board by the shareholders of the Company, failure to be re-nominated or re-elected to the Board, voluntary resignation from the Board, death, Disability or Retirement, as the case may be, all rights of the Optionee under the Plan and this Agreement will immediately terminate without notice of any kind, and this Option will remain exercisable to the extent exercisable as of such termination for a period of 90 days after such termination (but in no event after the Time of Termination); provided, however, that if such termination is due to termination by the Company for "cause" (as defined below), this Option will immediately terminate without notice of any kind and will no longer be exercisable.

          (e) For purposes of this Section 3.2, "cause" (as determined by the Committee) will be as defined in any employment or other agreement or policy applicable to the Optionee or, if no such agreement or policy exists, will mean (i) dishonesty, fraud, misrepresentation, embezzlement or deliberate injury or attempted injury, in each case related to the Company, (ii) any unlawful or criminal activity of a serious nature, (iii) any intentional and deliberate breach of a duty or duties that, individually or in the aggregate, are material in relation to the Optionee's overall duties, or (iv) any material breach of any employment, service, confidentiality or non-compete agreement entered into with the Company.

     3.3  CHANGE IN CONTROL.

          (a) IMPACT OF CHANGE IN CONTROL. Unless otherwise determined by the Board of Directors and a majority of the Continuing Directors (as defined below), if any of the events constituting a Change in Control (as defined below) of the Company occur, this Option will become immediately exercisable in full and will remain exercisable until the Time of Termination, regardless of whether the Optionee remains in the employ of the Company or any subsidiary.

          (b) LIMITATION ON CHANGE IN CONTROL PAYMENTS. Notwithstanding anything in this Section 3.3 to the contrary, if, with respect to the Optionee, acceleration of the vesting of this Option or the payment of cash in exchange for all or part of the Option Shares as provided above (which acceleration or payment could be deemed a "payment" within the meaning of
     Section 280G(b)(2) of the Code), together with any other payments which the Optionee has the right to receive from the Company or any corporation which is a member of an "affiliated group" (as defined in Section 1504(a) of the Code without regard to Section 1504(b) of the Code) of which the Company is a member, would constitute a "parachute payment" (as defined in Section 280G(b)(2) of the Code), the payments to the Optionee as set forth herein will be reduced to the largest amount as will result in no portion of such payments being subject to the excise tax imposed by Section 4999 of the Code; provided, however, that if the Optionee is subject to a separate agreement with the Company that expressly addresses the potential application of Sections 280G or 4999 of the Code (including, without limitation, that "payments" under such agreement or otherwise will be reduced, that the Optionee will have the discretion to determine which "payments" will be reduced, that such "payments" will not be reduced or that such "payments" will be "grossed up" for tax purposes), then this
     Section 3.3(b) will not apply, and any "payments" to the Optionee pursuant to Section 3.3(a) of this Agreement will be treated as "payments" arising under such separate agreement.

4.   MANNER OF OPTION EXERCISE.

     4.1 NOTICE. This Option may be exercised by the Optionee in whole or in part, subject to the conditions contained in the Plan and this Agreement, by delivery, in person, by facsimile or electronic transmission or through the mail, to the Company at its principal executive office in Minneapolis, Minnesota (Attention: Chief Financial Officer), of a written notice of exercise specifying the number of shares of Common Stock to be purchased. Such notice must be in a form satisfactory to the Committee and be accompanied by payment in full of the full purchase price of the Option Shares purchased. In the event that the Option is being exercised, as provided by the Plan and this Agreement, by any person or persons other than the Optionee, the notice must be accompanied by appropriate proof of right of such person or persons to exercise the Option. As soon as practicable after the effective exercise of the Option, the Optionee will be recorded on the stock transfer books of the Company as the owner of the Option Shares purchased.

     4.2 PAYMENT. At the time of exercise of this Option, the Optionee must pay the total purchase price of the Option Shares to be purchased entirely in cash (including a check, bank draft or uncertified or certified check, payable to the order of the Company) or by delivery of Previously Acquired Shares; provided, however, that the Committee, in its sole discretion, may allow such payment to be made, in whole or in part, by tender of a promissory note (on terms acceptable to the Committee in its sole discretion) or a Broker Exercise Notice, or by a combination of such methods. For purposes of this Agreement, the term "PREVIOUSLY ACQUIRED SHARES" means shares of Common Stock that are already owned by the Optionee or, with respect to this Option, that are to be issued upon the exercise of this Option. For purpose of this Agreement, the term "BROKER EXERCISE NOTICE" means a written notice pursuant to which the Optionee, upon exercise of an Option, irrevocably instructs a broker or dealer to sell a sufficient number of shares or loan a sufficient amount of money to pay all or a portion of the exercise price of the Option and/or any related withholding tax obligations and remit such sums to the Company and directs the Company to deliver stock certificates to be issued upon such exercise directly to such broker or dealer.

5.   RIGHTS OF OPTIONEE; TRANSFERABILITY.

     5.1 EMPLOYMENT OR OTHER SERVICE. Nothing in this Agreement will interfere with or limit in any way the right of the Company or any subsidiary to terminate the employment or other service of the Optionee at any time, nor confer upon the Optionee any right to continue in the employ or service of the Company or any subsidiary at any particular position or rate of pay or for any particular period of time.

     5.2 RIGHTS AS A SHAREHOLDER. The Optionee will have no rights as a shareholder unless and until all conditions to the effective exercise of this Option (including, without limitation, the conditions set forth in Sections 4 and 6 of this Agreement) have been satisfied and the Optionee has become the holder of record of such shares. No adjustment will be made for dividends or distributions with respect to this Option as to which there is a record date preceding the date the Optionee becomes the holder of record of such shares, except as may otherwise be provided in the Plan or determined by the Committee in its sole discretion.

     5.3 RESTRICTIONS ON TRANSFER. Except pursuant to testamentary will or the laws of descent and distribution or as otherwise expressly permitted by the Plan, no right or interest of the Optionee in this Option prior to exercise may be assigned or transferred, or subjected to any lien, during the lifetime of the Optionee, either voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise. The Optionee will, however, be entitled to designate a beneficiary to receive this Option upon such Optionee's death, and, in the event of the Optionee's death, exercise of this Option (to the extent permitted pursuant to Section 3.2 of this Agreement) may be made by the Optionee's legal representatives, heirs and legatees.

     5.4 BREACH OF CONFIDENTIALITY OR NON-COMPETE AGREEMENTS. Notwithstanding anything in this Agreement or the Plan to the contrary, in the event that the Optionee materially breaches the terms of any confidentiality or non-compete agreement entered into with the Company or any Subsidiary (including any confidentiality or non-compete agreement made in connection with the grant of this Option), whether such breach occurs before or after termination of the Optionee's employment with the Company or any subsidiary, the Committee in its sole discretion may immediately terminate all rights of the Optionee under the Plan and this Agreement without notice of any kind and may require the Optionee to disgorge any profits (however defined by the Committee) made by the Optionee relating to this Option or any Option Shares.

6.   SECURITIES LAW AND OTHER RESTRICTIONS.

     Notwithstanding any other provision of the Plan or this Agreement, the Company will not be required to issue, and the Optionee may not sell, assign, transfer or otherwise dispose of, any Option Shares, unless (a) there is in effect with respect to the Option Shares a registration statement under the Securities Act of 1933, as amended, and any applicable state or foreign securities laws or an exemption from such registration, and (b) there has been obtained any other consent, approval or permit from any other regulatory body which the Committee, in its sole discretion, deems necessary or advisable. The Company may condition such issuance, sale or transfer upon the receipt of any representations or agreements from the parties involved, and the placement of any legends on certificates representing Option Shares, as may be deemed necessary or advisable by the Company in order to comply with such securities law or other restrictions.

7.   WITHHOLDING TAXES.

     The Company is entitled to (a) withhold and deduct from future wages of the Optionee (or from other amounts that may be due and owing to the Optionee from the Company), or make other arrangements for the collection of, all legally required amounts necessary to satisfy any federal, state or local withholding and employment-related tax requirements attributable to the Option, including, without limitation, the grant or exercise of this Option or a disqualifying disposition of any Option Shares, or (b) require the Optionee promptly to remit the amount of such withholding to the Company before acting on the Optionee's notice of exercise of this Option. In the event that the Company is unable to withhold such amounts, for whatever reason, the Optionee agrees to pay to the Company an amount equal to the amount the Company would otherwise be required to withhold under federal, state or local law.

8.   ADJUSTMENTS.

     In the event of any merger, consolidation or reorganization of the Company with any other corporation or corporations, the Committee (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation), in order to prevent dilution or enlargement of the rights of the Optionee, will make appropriate adjustment (which determination will be conclusive) as to the number and kind of securities or other property (including cash) subject to, and the exercise price of, this Option.


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

9.   SUBJECT TO PLAN.

     The Option and the Option Shares granted and issued pursuant to this Agreement have been granted and issued under, and are subject to the terms of, the Plan. The terms of the Plan are incorporated by reference in this Agreement in their entirety, and the Optionee, by execution of this Agreement, acknowledges having received a copy of the Plan. The provisions of this Agreement will be interpreted as to be consistent with the Plan, and any ambiguities in this Agreement will be interpreted by reference to the Plan. In the event that any provision of this Agreement is inconsistent with the terms of the Plan, the terms of the Plan will prevail.

10.  INCENTIVE STOCK OPTION LIMITATIONS.

     10.1 LIMITATION ON AMOUNT. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of the shares of Common Stock with respect to which incentive stock options (within the meaning of Section 422 of the Code) are exercisable for the first time by the Optionee during any calendar year (under the Plan and any other incentive stock option plans of the Company or any subsidiary or parent corporation of the Company (within the meaning of the Code)) exceeds $100,000 (or such other amount as may be prescribed by the Code from time to time), such excess incentive stock options will be treated as non-statutory stock options in the manner set forth in the Plan.

     10.2 LIMITATION ON EXERCISABILITY; DISPOSITION OF OPTION SHARES. Any incentive stock option that remains unexercised more than one year following termination of employment by reason of Disability or more than three months following termination for any reason other than death or Disability will thereafter be deemed to be a non-statutory stock option. In addition, in the event that a disposition (as defined in Section 424(c) of the Code) of shares of Common Stock acquired pursuant to the exercise of an incentive stock option occurs prior to the expiration of two years after its date of grant or the expiration of one year after its date of exercise (a "disqualifying disposition"), such incentive stock option will, to the extent of such disqualifying disposition, be treated in a manner similar to a non-statutory stock option.

     10.3 NO REPRESENTATION OR WARRANTY. Section 422 of the Code and the rules and regulations thereunder are complex, and neither the Plan nor this Agreement purports to summarize or otherwise set forth all of the conditions that need to be satisfied in order for this Option to qualify as an incentive stock option. In addition, this Option may contain terms and conditions that allow for exercise of this Option beyond the periods permitted by Section 422 of the Code, including, without limitation, the periods described in Section 10.2 of this Agreement. Accordingly, the Company makes no representation or warranty regarding whether the exercise of this Option will qualify as the exercise of an incentive stock option, and the Company recommends that the Optionee consult with the Optionee's own advisors before making any determination regarding the exercise of this Option or the sale of the Option Shares.

11.  DEFINITIONS

     For purposes of this Agreement, the following terms will have the meanings set forth below, unless the context clearly otherwise requires:


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

     11.1 "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     11.2 "CHANGE IN CONTROL" of the Company means any of the following unless otherwise determine by the Board and a majority of the Continuing Directors or set forth in this Agreement:

          (i) any person or group of persons becomes the beneficial owner of 30% or more of any equity security of the Company entitled to vote for the election of directors;

          (ii) a majority of the members of the Board is replaced within the period of less than two years by directors not nominated and approved by the Board; or

          (iii) the shareholders of the Company approve an agreement to merge or consolidate with or into another corporation or an agreement to sell or otherwise dispose of all or substantially all of the Company's assets (including a plan of liquidation);

For purposes of this Section 11.2, beneficial ownership by a person or group of persons shall be determined in accordance with Regulation 13D (or any similar successor regulation) promulgated by the Securities and Exchange Commission pursuant to the Securities and Exchange act of 1934, as amended. Beneficial ownership of more than 30% of an equity security may be established by any reasonable method, but shall be presumed conclusively as to any person who files a Schedule 13D report with the Securities and Exchange Commission reporting such ownership. If the restrictions and forfeitability periods are eliminated by reason of provision (i), the limitations of this Agreement shall not become applicable again should the person cease to own 30% or more of any equity security of the Company.

     11.3 "CONTINUING DIRECTOR" means a director who was (i) in office prior to any event constituting a Change of Control; (ii) in office prior to the time any person publicly announces an intention to acquire 20% or more of any shares of Paper Warehouse; (iii) in office for a period of two or more years; and (iv) nominated and approved by the Continuing Directors.

     11.4 "FAIR MARKET VALUE" of a share of Common Stock at a specified date shall, unless otherwise expressly provided in the Plan or this Agreement, be the amount which the Committee determines in good faith to be 100% of the fair market value of such a share as of the date in question; provided, however, that notwithstanding the foregoing, if such shares are listed on a U.S. securities exchange or are quoted on the NASDAQ National market System ("NASDAQ"), then Fair Market Value shall be determined by reference to the last sale price of a share of Common Stock on such U.S. securities exchange or NASDAQ on the applicable date. If such U.S. securities exchange or NASDAQ is closed for trading on such date, or if the Common Stock does not trade on such date, then the last sale price used shall be the one on the date the Common Stock last traded on such U.S. securities exchange or NASDAQ.


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

     11.5 "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof, and for the purpose of Section 3.3 shall include any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     11.6 "SUBSIDIARY" means any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant equity interest, as determined by the Committee.

12.  MISCELLANEOUS.

     12.1 BINDING EFFECT. This Agreement will be binding upon the heirs, executors, administrators and successors of the parties to this Agreement.

     12.2 GOVERNING LAW. This Agreement and all rights and obligations under this Agreement will be construed in accordance with the Plan and governed by the laws of the State of Minnesota, without regard to conflicts of laws provisions. Any legal proceeding related to this Agreement will be brought in an appropriate Minnesota court, and the parties to this Agreement consent to the exclusive jurisdiction of the court for this purpose.

     12.3 ENTIRE AGREEMENT. This Agreement and the Plan set forth the entire agreement and understanding of the parties to this Agreement with respect to the grant and exercise of this Option and the administration of the Plan and supersede all prior agreements, arrangements, plans and understandings relating to the grant and exercise of this Option and the administration of the Plan.

     12.4 AMENDMENT AND WAIVER. Other than as provided in the Plan, this Agreement may be amended, waived, modified or canceled only by a written instrument executed by the parties to this Agreement or, in the case of a waiver, by the party waiving compliance.






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




     The parties to this Agreement have executed this Agreement effective the day and year first above written.

                                        PAPER WAREHOUSE, INC.


                                        By
                                          ------------------------------------
                                          Its
                                             ---------------------------------

By execution of this Agreement,         OPTIONEE
the Optionee acknowledges having
received a copy of the Plan.            --------------------------------------
                                                    (Signature)







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